UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 5, 2024, SOLOWIN HOLDINGS, a Cayman Islands exempted holding company (the “Buyer”), entered into a membership interest purchase agreement (the “Purchase Agreement”) with Cambria Capital, LLC, a Utah limited liability company (the “Company”) and broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Company (the “Seller” and together with the Buyer and the Company, are collectively referred to herein as the “Parties” and individually as a “Party”), pursuant to which the Buyer will purchase from the Seller, and the Seller will sell to the Buyer, 100% of the membership interests in the Company (the “Company Membership Interests”). The Purchase Agreement provides that the Buyer will purchase the Company Membership Interests from the Seller for a total purchase price of $700,000 (“Purchase Price”), subject to the satisfaction or waiver of the conditions precedent set forth in the Purchase Agreement (such purchase together with the other transactions contemplated by the Purchase Agreement, the “Transaction”). The Transaction will be consummated, in part, to continue the Buyer’s diversification of its securities brokerage business.

The consummation of the Transaction will occur by way of two closings, the first of which (the “Initial Closing”) will consist of the payment by Buyer to the Seller of $200,000 of the Purchase Price in exchange for a transfer by the Seller to the Buyer of 24.9% of the Company Membership Interests (the “Initial Closing Membership Interests”), shortly after which a continuing membership application requesting approval for a change of ownership, control, or business operations will be filed with FINRA in accordance with FINRA Rule 1017 (the “Rule 1017 Application”). In the event that FINRA approves the Rule 1017 Application and the Company’s application to conduct firm commitment underwritten offerings, the Buyer shall have the right to require the Seller and the Company to consummate the second closing (the “Second Closing,” and, together with the Initial Closing, each a “Closing”), pursuant to which the Buyer shall pay to the Seller $500,000 of the Purchase Price in exchange for a transfer by the Seller to the Buyer of the remaining 75.1% of the Company Membership Interests (the “Second Closing Membership Interests”).

The Purchase Agreement contains customary representations, warranties and covenants of the Parties for a transaction of this type. Most of the representation and warranties of the Parties survive for eighteen (18) months following the applicable Closing date. The Seller and the Company also agree to indemnify the Buyer for, among others, any inaccuracy or breach and of their respective representations, warranties and their respective covenants.

The Purchase Agreement may be terminated under certain customary and limited circumstances at any time prior to the Second Closing, including, among others, (i) by the mutual written consent of the Parties, (ii) by any Party, if either of the Initial Closing or the Second Closing should not have occurred by December 31, 2024 (the “Outside Date”) for any reason unless the Outside Date is extended by the mutual written consent of the Parties, or (iii) by a Party for a material breach of a representation, warranty or covenant on the part of the other Party, provided with twenty (20) days’ notice grace period after delivery of written notice to the other Party, if such breach, inaccuracy or failure is curable prior to the Outside Date. In the event of termination of this Agreement by any Party, after the Initial Closing but prior to the Second Closing, due to the Second Closing failing to occur by the Outside Date, the Buyer shall have the right to sell the Initial Closing Membership Interests back to the Seller at a discounted price of $100,000 within five (5) business days after the termination.

The foregoing description of the Purchase Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Membership Interest Purchase Agreement, by and among SOLOWIN HOLDINGS, Cambria Capital, LLC and Cambria Asset Management, Inc., dated March 5, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

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